Exhibit 2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT VISION SYSTEMS LTD.

November 20, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

TO APPROVE the election of David Gal, Menashe Shohat, Nir Alon and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

NOMINEES:
☐	FOR ALL NOMINEES	¡	David Gal
		¡	Menashe Shohat
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	¡	Nir Alon
		¡	Linda Harnevo

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2.

TO APPROVE the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the year ending December 31, 2006 and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

		☐	☐	☐

3A.

VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO APPROVE and ratify the terms of the consulting agreement between the Company and MA&AT, for the services of Nir Alon.

		☐	☐	☐

3B.

VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO APPROVE and ratify the terms of the consulting agreement between the Company and MA&AT, for the services of Nir Alon.

		☐	☐	☐

4A.

VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 4 TO APPROVE and ratify the terms of the registration rights agreement between the Company and Elbit Ltd.

		☐	☐	☐

4B.	VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 4 TO APPROVE and ratify the terms of the registration rights agreement between the Company and Elbit Ltd.	☐	☐	☐

5.	TO APPROVE and ratify the terms of compensation of Ms. Linda Harnevo as described in the proxy statement.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ELBIT VISION SYSTEMS LTD.

For the Annual General Meeting of Shareholders
To Be Held On Monday November 20, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned shareholder of Elbit Vision Systems Ltd. (the “Company”) hereby appoints Yaky Yanay and Menashe Shohat, and each or any of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated on the reverse side, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on November 20, 2006, at 11:30 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

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14475

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